U.S. Securities and Exchange Commission
                                Washington, D.C.

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                                                     COMMISSION FILE NUMBER
                                                          33-35580-D
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                                                          CUSIP NUMBER
                                                             7372
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                          NOTIFICATION OF LATE FILING

            [ ] Form 10-K [ ] Form 11-K [ ] Form 28-F [ X] Form 10-Q

                        For period ended: March 31, 2001

             Read attached instruction sheet before preparing form.
                              Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the certification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: entire report

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Part I - Registrant Information
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Full Name of Registrant             Burst.com, Inc.


Former Name if Applicable           Instant Video Technologies, Inc.

Address of Principal Executive Officer (Street and Number)

                                    613 Fourth Street, Suite 201

City, State and Zip Code            Santa Rosa, CA  95404

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Part II - Rules 12b-25 (b) and (c)
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          If the subject report could not be filed without  unreasonable  effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without - unreasonable effort or expense;

     [X] (b) The subject annual report / portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report / portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(s) has been attached if applicable.

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Part III - Narrative
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State below in reasonable detail the reason why the Form 10-K, 11-K, 28-F or
10-Q or portion thereof, could not be filed within the prescribed time period.

          The Form 10-Q could not be filed within the prescribed time period because of recent events requiring disclosure on the 10-Q. Such delays could not be eliminated by the Registrant without unreasonable effort or expense. The form 10-Q will be filed as soon as practicable, but in no event later than the fifth business day following the prescribed due date.

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Part IV - Other Information
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(1)      Name and telephone number of  person  to  contact  in  regard  to  this notification.

         Jeffrey D. Wilson                   415                    672-3137
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         (Name)                          (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenue recorded for the three months ended March 31, 2001 was $31,323 versus 75,012 in 2000. The revenue decline was due to curtailment of sales, support and product marketing activity occurring in November 2000.

Costs and expenses during the three months ended March 31, 2001 were approximately $2,400,000 as compared to $3,812,907 during the three months ended March 31, 2000. The approximate $1,400,000 decrease was primarily a result of staff reductions in all departments and in sales, marketing, product support and product development in particular.

General and administrative expense increased by approximately $1,000,000 due to severance costs, fixed asset disposition losses and write-downs, lease termination costs as well as the cost of continuing efforts to obtain strategic alliances or dispose of our technology.

Due to the relocation of the Company's headquarters and reductions in finance and legal staff and budget, additional time is needed before a reasonable estimate can be made.

                  Burst.com, Inc.
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         Name of Registrant as specified in charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:      May 16, 2001                        By:   /s/ Richard Lang
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                                                     Richard Lang, Chairman
                                                     and Chief Executive Officer

INSTRUCTION:      The  form  may  be  signed  by an  executive  officer  of  the registrant or by any other duly authorized representative. The name and title of the person  signing  the form shall be typed or printed  beneath the signature.  If the statement is signed on behalf of the  registrant by an  authorized  representative
                  (other   than  an   executive   officer),   evidence   of  the
                  representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

           International misstatements or omissions of fact constitute
                Federal Criminal Violations (Sec 18 U.S.C. 1001)

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